Thomas Pharmaceuticals, Ltd.
750 Highway 34
Matawan, NJ 07747

November 9, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sonia Barros

Re:	Thomas Pharmaceuticals, Ltd. (the “Company”)
Registration Statement on Form SB-2 (No. 333-147228)

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), we hereby apply for voluntary withdrawal of the above-referenced registration statement, including all amendments and exhibits thereto (the “ Registration Statement”). The Registration Statement was initially filed on November 8, 2007 and has not been declared effective by the Securities and Exchange Commission.

The Registration Statement covers the distribution of shares of our common stock by our parent company in the form of a special dividend named in the Registration Statement.  We request the withdrawal because the Company filed this Registration Statement on Form SB-2 when it should have filed on form SB-2MEF.  No securities have been sold or distributed in connection with the offering covered by the Registration Statement.

Sincerely,

Thomas Pharmaceuticals, Ltd.

By:	/s/ John Lucas
Name: John Lucas
Title: President, Chief Executive Officer and Chief Financial Officer